UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

C&D TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
124661109
(CUSIP Number)
Lisa Conrad
Angelo, Gordon & Co., LP
245 Park Avenue, 26th Floor
New York, New York 10167
(212) 692-8220
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 14, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	124661109

1	NAMES OF REPORTING PERSONS ANGELO, GORDON & CO., L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		3,359,172

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,359,172

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,359,172

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.26%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA; PN

Page 2 of 17 Pages

CUSIP No.	124661109

1	NAMES OF REPORTING PERSONS JOHN M. ANGELO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,359,172

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,359,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,359,172

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.26%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page 3 of 17 Pages

CUSIP No.	124661109

1	NAMES OF REPORTING PERSONS MICHAEL L. GORDON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,359,172

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,359,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,359,172

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.26%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page 4 of 17 Pages

CUSIP No.	124661109
Item 1 Security and Issuer.
This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of C&D Technologies, Inc., a Delaware corporation (the “Issuer”), issuable upon conversion of 5.5% convertible senior notes due 2026 (the “Notes”). The address of the principal executive office of the Issuer is 1400 Union Meeting Road, Blue Bell, Pennsylvania 19422.
Item 2 Identity and Background.
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo, Gordon”); John M. Angelo, a United States citizen (“Mr. Angelo”); and Michael L. Gordon, a United States citizen (“Mr. Gordon”).
This statement relates to Shares held for the account of certain private investment funds for which Angelo, Gordon acts as investment adviser (the “AG Funds”). Mr. Angelo is a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon. Mr. Angelo serves as the chief executive officer of Angelo, Gordon. Mr. Gordon is the other managing member of JAMG LLC and is the chief operating officer of Angelo, Gordon. The principal business address of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.
During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The Notes were acquired by the AG Funds. The source of funds for the purchase of the Notes was the working capital of the AG Funds. The total purchase price for all Notes held by the AG Funds was $47,347,405.
Item 4. Purpose of Transaction.
On September 14, 2010, the Issuer entered into a Restructuring Support Agreement (the “Restructuring Support Agreement”) with certain funds and/or accounts managed or advised by Angelo, Gordon and certain funds and/or accounts managed or advised by Bruce & Co (“Bruce Entities”). The Restructuring Support Agreement provides for the parties thereto to support the Issuer’s capital restructuring plan pursuant to which the Issuer seeks to consummate a registered exchange offer of its 5.25% convertible senior notes due 2025 and the Notes (collectively, the “Convertible Senior Notes”) for up to 95% of the Issuer’s common shares on a post-restructuring basis. To the extent the registered exchange offer is not consummated, the Restructuring Support Agreement provides for the parties thereto to support the Issuer’s prepackaged plan of reorganization. Once a restructuring of the Issuer occurs either by the registered exchange offer or prepackaged bankruptcy of the Issuer under Chapter 11 of Title 11 of the United States Code, the Restructuring Support Agreement provides that the holders of the Convertible Senior Notes will be entitled to select five of the seven directors of the reorganized Issuer. The description of the terms and conditions of the Restructuring Support Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Restructuring Support Agreement included as Exhibit A hereto.

Page 5 of 17 Pages

CUSIP No.	124661109
Other than as described in this Item 4, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D.
Item 5 Interest in Securities of the Issuer.
(a) As of the date hereof, the Reporting Persons beneficially own 3,359,172 Shares, which are issuable upon the conversion of the Notes. According to the Issuer’s most recent Form 10-Q filed on September 14, 2010, the number of Shares outstanding as of July 31, 2010, was 26,462,957. Assuming full conversion of the Notes beneficially owned by the Reporting Persons, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 11.26% of the total number of Shares outstanding.
(b)(i) Angelo, Gordon may be deemed to have sole power to direct the voting and disposition of the 3,359,172 Shares, which are issuable upon the conversion of the Notes.
(ii) Mr. Angelo may be deemed to have shared power to direct the voting and disposition of the 3,359,172 Shares, which are issuable upon the conversion of the Notes.
(iii) Mr. Gordon may be deemed to have shared power to direct the voting and disposition of the 3,359,172 Shares, which are issuable upon the conversion of the Notes.
(c) Information concerning transactions in the Shares, or securities convertible into, exercisable for, or exchangeable for the Shares, effected by the Reporting Persons during the past sixty days is set forth in Exhibit E hereto and is incorporated by reference herein.
(d) The limited partners of (or investors in) each of the AG Funds participating in the investments described herein have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The disclosure in Item 4 is incorporated herein by reference. Upon entering into the Restructuring Support Agreement, the Reporting Persons and the Bruce Entities may be deemed to be a “group” pursuant to Section 13(d)(3) of the Exchange Act. The Reporting Persons do not expressly affirm membership in a group with the Bruce Entities, and disclaim beneficial ownership of any Shares or Notes held by the Bruce Entities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Shares or Notes beneficially owned by any of the Bruce Entities for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.
Except as set forth herein, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares or Notes, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 6 of 17 Pages

CUSIP No.	124661109
Item 7. Material to Be Filed as Exhibits.
Exhibit A — Restructuring Support Agreement, dated as of September 14, 2010, by and among the Issuer, certain funds and/or accounts managed or advised by Angelo, Gordon, and certain funds and/or accounts managed or advised by Bruce & Co., incorporated by reference to Exhibit 10.1 of the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on September 14, 2010.
Exhibit B — Joint Filing Agreement, dated as of September 24, 2010, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon.
Exhibit C — Power of Attorney granted by John M. Angelo in favor of Kirk Wickman and Joseph Wekselblatt, dated May 12, 2010
Exhibit D — Power of Attorney granted by Michael L. Gordon in favor of Kirk Wickman and Joseph Wekselblatt, dated May 12, 2010.
Exhibit E — Transactions in the Shares of C&D Technologies, Inc. in the Past 60 Days.

Page 7 of 17 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 24, 2010	ANGELO, GORDON & CO., L.P.
	By:	AG Partners, L.P.
Its General Partner

	By:	JAMG LLC
Its General Partner

	By:	/s/ Kirk Wickman
		Name:	Kirk Wickman
		Title:	Attorney-in-Fact

Date: September 24, 2010	JOHN M. ANGELO
/s/ Kirk Wickman
	Name:	Kirk Wickman
	Title:	Attorney-in-Fact

Date: September 24, 2010	MICHAEL L. GORDON
/s/ Kirk Wickman
	Name:	Kirk Wickman
	Title:	Attorney-in-Fact

Page 8 of 17 Pages

EXHIBIT INDEX

		Page No.

B.	Joint Filing Agreement, dated as of September 24, 2010, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon	10

C.	Power of Attorney granted by John M. Angelo in favor of Kirk Wickman and Joseph Wekselblatt, dated May 12, 2010	11

D.	Power of Attorney granted by Michael L. Gordon in favor of Kirk Wickman and Joseph Wekselblatt, dated May 12, 2010	14

E.	Transactions in the Shares of C&D Technologies, Inc. in the Past 60 Days	. 17

Page 9 of 17 Pages